Registration No. 333-197767
DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 2 DATED MARCH 16, 2017
TO THE PROSPECTUS DATED MAY 2, 2016
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated May 2, 2016 as supplemented by Supplement No. 1, dated March 7, 2017 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. The purpose of this Supplement is to disclose updates to our conflicts of interest policy.

Conflicts of Interest

The following paragraphs supersede and replace the section of the Prospectus entitled “Conflicts of Interest” and all similar disclosure in the Prospectus.

We are subject to various conflicts of interest arising out of our relationship with the Advisor and its affiliates, including (i) conflicts related to the compensation arrangements between the Advisor, certain of its affiliates and us, (ii) conflicts with respect to the allocation of the time of the Advisor and its key personnel and (iii) conflicts with respect to the allocation of investment opportunities. The independent directors have an obligation to function on our behalf in all situations in which a conflict of interest may arise and will have a fiduciary obligation to act on behalf of the stockholders. The material conflicts of interest are discussed below.

Interests in Other Real Estate Programs

Members of the Advisor’s management are presently, and plan in the future to continue to be, involved with a number of other real estate programs and activities, including present and future involvement with institutional real estate funds and other non-traded REITs, some of which may compete for investments with us. The Advisor and its affiliates are not prohibited from engaging, directly or indirectly, in any other business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, ownership, development, management, leasing or sale of real property or the acquisition, ownership, management and disposition of real estate debt and securities. Entities sponsored or advised by affiliates of the Sponsor are not prohibited from raising money for another entity that makes the same types of investments that we target and we may co-invest with any such entity. All such potential co-investments will be subject to approval by our independent directors.

Allocation of Advisor’s Time

We rely on the Advisor and its affiliates to manage our day-to-day activities and to implement our investment strategy. The Advisor and certain of its affiliates, including its principals and some of its potential product specialists, are presently, and plan in the future to continue to be, involved with real estate programs and activities which are unrelated to us. As a result of these activities, the Advisor, its employees, its product specialists and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved. The Advisor, its employees and its product specialists will devote only as much of their time to our business as the Advisor and the product specialists, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, the Advisor, its employees and its product specialists may experience conflicts of interest in allocating management time, services and functions among us and other programs sponsored or advised by affiliates of the Sponsor, including but not limited to IPT, ILT, the DC Liquidating Trust (defined below) and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved.

This could result in actions that are more favorable to other entities or programs sponsored or advised by affiliates of the Sponsor than to us. However, the Advisor believes that it and its affiliates have sufficient personnel to discharge fully their responsibilities to us and all of the other entities or programs sponsored or advised by affiliates of the Sponsor with which they are involved.

Competition

We may compete with entities or programs sponsored or advised by affiliates of the Sponsor, including but not limited to IPT and ILT, for opportunities to acquire, finance or sell investments. As a result of this competition, certain investment opportunities may not be available to us.

Affiliates of the Sponsor currently sponsor and, in the future may advise, other investment vehicles that seek to invest in industrial properties, including IPT, ILT, the Build-to-Core Industrial Partnership I LP, a joint venture with respect to which IPT indirectly owns a general partner and limited partner interest (the “BTC Fund”), and other Applicable Vehicles (defined below). In particular, we currently expect that the advisor to IPT (the “IPT Advisor”) or its affiliates will be sourcing industrial property acquisition opportunities for us, and, subsequent to acquisition, may also manage those assets and some or all of our existing industrial assets. We would expect that any such activities will be performed by the IPT Advisor or its affiliates as a product specialist to the Advisor, and that any compensation or reimbursements due to the IPT Advisor or its affiliates will be paid by the Advisor out of the fees and reimbursements it derives under the Advisory Agreement for the provision of such services.

In addition, an affiliate of the IPT Advisor entered into a management services agreement with DC Industrial Liquidating Trust (“DC Liquidating Trust”) to provide asset management, development and construction, and operating oversight services for each of its eleven industrial properties, to assist in the sale of such properties and to provide administrative services to DC Liquidating Trust and its subsidiaries. The management services agreement will continue in force throughout the duration of the existence of DC Liquidating Trust and will terminate as of the date of termination of DC Liquidating Trust. The IPT Advisor will not provide advisory services with respect to acquisitions under the management services agreement.

We and the Advisor have developed procedures to resolve potential conflicts of interest in the allocation of investment opportunities between us entities or programs sponsored or advised by affiliates of the Sponsor. With respect to potential conflicts of interest that may arise between or among us, IPT and/or ILT, including conflicts that may arise as a result of the investment opportunities that are suitable for each of us, IPT and/or ILT, our board of directors has delegated to the Conflicts Resolution Committee the responsibility to consider and resolve any such conflicts. The Conflicts Resolution Committee consists entirely of independent directors. See “-Conflict Resolution Procedures” for a further description of how potential investment opportunities will be allocated between us and entities or programs sponsored or advised by affiliates of the Sponsor.

Affiliates of our executive officers and certain of our directors and entities owned or managed by such affiliates also may acquire or develop real estate and real estate-related investments for their own accounts, and have done so in the past. Furthermore, affiliates of our executive officers and certain of our directors and entities owned or managed by such affiliates intend to form additional real estate investment entities in the future, whether public or private, which can be expected to have the same or similar investment objectives and targeted assets as we have, and such persons may be engaged in sponsoring one or more of such entities at approximately the same time as the offering of our shares of common stock. The Advisor, its managers, directors, officers and other employees and certain of its affiliates and related parties will experience conflicts of interest as they simultaneously perform services for us and other real estate programs that they sponsor or have involvement with.

Certain of the Advisor’s affiliates or other related entities currently own and/or manage properties in geographic areas in which we expect to acquire real properties. Conflicts of interest will exist to the extent that we own and/or manage real properties in the same geographic areas where real properties owned or managed by other entities or programs sponsored or advised by affiliates of the Sponsor, including but not limited to IPT, the DC Liquidating Trust and ILT, or other related entities are located. In such a case, a conflict could arise in the leasing of real properties in the event that we and another entity or program sponsored or advised by an affiliate of the Sponsor were to compete for the same tenants in negotiating leases, or a conflict could arise in connection with the resale of real properties in the event that we and another entity or program sponsored or advised by an affiliate of the Sponsor were to attempt to sell similar real properties at the same time. Conflicts of interest may also exist at such time as we or the Advisor’s affiliates or other related entities managing real property on our behalf seek to employ developers, contractors or building managers. See “-Conflict Resolution Procedures” for information about how potential leasing opportunities will be allocated between us and other entities to which affiliates of the Advisor are providing certain advisory services and that may have potentially competing properties with respect to a particular customer.

Dealer Manager

The Advisor is related to the Dealer Manager and this relationship may create conflicts of interest in connection with the performance of due diligence by the Dealer Manager. Although the Dealer Manager has examined the information in the prospectus for accuracy and completeness, the Dealer Manager has not made an independent due diligence review and investigation of our company or this offering of the type normally performed by an unrelated, independent underwriter in connection with the offering of securities. The Dealer Manager is currently involved in offerings for other programs sponsored or advised by affiliates of the Sponsor, including but not limited to IPT and ILT. Accordingly, you do not have the benefit of such independent review and investigation.

Certain of the participating broker-dealers have made, or are expected to make, their own independent due diligence investigations. The Dealer Manager is not prohibited from acting in any capacity in connection with the offer and sale of securities offered by entities or programs sponsored or advised by affiliates of the Sponsor that may have some or all investment objectives similar to ours.

DST Program

The Advisor is related to our Dealer Manager and affiliated with the DST Manager. These relationships may create conflicts of interest with respect to decisions regarding whether to place properties into the DST Program. The Dealer Manager and the DST Manager will receive fees in connection with their roles in the DST Program (which fees are expected to be substantially paid by the private investors in that program). In addition, the Advisor will continue to receive the advisory fee from us with respect to the consideration received by us or our affiliate for selling interests in DST Properties to third party investors, net of up-front fees and expense reimbursements payable out of gross sale proceeds from the sale of such interests.

Joint Ventures with Affiliates of the Sponsor or Other Entities Advised by the Affiliates of the Sponsor

Subject to approval by our board of directors and the separate approval of our independent directors, we may enter into joint ventures or other arrangements with affiliates of the Sponsor or entities sponsored or advised by affiliates of the Sponsor to acquire, develop and/or manage real properties. In conjunction with such prospective agreements, the Advisor and its affiliates may have conflicts of interest in determining which of such entities should enter into any particular joint venture agreement. Joint venture partners affiliated with the Advisor or sponsored or advised by affiliates of the Sponsor may have economic or business interests or goals which are or that may become inconsistent with our business interests or goals. In addition, should any such joint venture be consummated, the Advisor and its affiliates may face a conflict in structuring the terms of the relationship between our interests and the interest of the joint venture partner and in managing the joint venture. Since the Advisor will make investment decisions on our behalf, agreements and transactions between us and the Advisor’s affiliates or entities sponsored or advised by affiliates of the Sponsor as joint venture partners with respect to any such joint venture will not have the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties. We may enter into joint ventures with affiliates of the Sponsor or entities sponsored or advised by affiliates of the Sponsor for the acquisition of properties, but only if (i) a majority of our directors, including a majority of the independent directors, approve the transaction as being fair and reasonable to us and (ii) the investment by us and such affiliate are on terms and conditions that are no less favorable than those that would be available to unaffiliated parties.

The Advisor may, with respect to any investment in which we are a participant, also render advice and service to others in that investment, and earn fees for rendering such advice and service. Specifically, it is contemplated that we may enter into joint ventures or other similar co-investment arrangements with certain individuals, corporations, partnerships, trusts, joint ventures, limited liability companies or other entities, and pursuant to the agreements governing such joint ventures or arrangements, the Advisor may be engaged to provide advice and service to such individuals, corporations, partnerships, trusts, joint ventures, limited liability companies or other entities, in which case the Advisor will earn fees for rendering such advice and service.

Fees and Other Compensation to the Advisor and its Affiliates

None of the agreements that provide for fees and other compensation to the Advisor and its affiliates will be the result of arm’s-length negotiations. All such agreements, including the Advisory Agreement, require approval by a majority of the independent directors.

The timing and nature of fees and compensation to the Advisor or its affiliates could create a conflict between the interests of the Advisor or its affiliates and those of our stockholders. Specifically, the Advisor is responsible for assisting our board of directors in developing, overseeing, implementing and coordinating our NAV procedures, and the advisory fee we pay the Advisor and the fees we pay the Dealer Manager are based on our NAV. Among other matters, the compensation arrangements could affect the judgment of the Advisor’s personnel with respect to:

•	the continuation, renewal or enforcement of our agreements with the Advisor and its affiliates, including the Advisory Agreement and the agreement with the Dealer Manager;

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recommendations to our board of directors with respect to developing, overseeing, implementing and coordinating our NAV procedures, the provision of forward-looking property-level information to the Independent Valuation Firm, or the decision to adjust the value of certain of our assets or liabilities if the Advisor is responsible for valuing them;

•	public offerings of equity by us, which may result in increased advisory fees for the Advisor;

•	competition for tenants from entities sponsored or advised by affiliates of the Sponsor that own properties in the same geographic area as us;

•	asset sales, which may allow the Advisor to earn disposition fees and commissions;

•	investments in assets subject to product specialist agreements with the Advisor’s affiliates; and

•	investments through a joint venture or other co-ownership arrangements, which may result in increased fees for the Advisor.
We will pay certain advisory fees to the Advisor regardless of the quality of the services it provides during the term of the Advisory Agreement.

Each transaction we enter into with the Advisor or its affiliates is subject to an inherent conflict of interest. The board of directors may encounter conflicts of interest in enforcing our rights against any affiliate of the Advisor in the event of a default by or disagreement with an affiliate of the Advisor or in invoking powers, rights or options pursuant to any agreement between us and any affiliate of the Advisor. The independent directors must approve each transaction between us and the Advisor or any of its affiliates.

Valuation Conflicts

The Advisor assists our board of directors in developing, overseeing, implementing and coordinating our NAV procedures. It assists our Independent Valuation Firm in valuing our real property portfolio by providing the firm with property-level information, including (i) historical and projected operating revenues and expenses of the property; (ii) lease agreements on the property; and (iii) information regarding recent or planned capital expenditures. Our Independent Valuation Firm assumes and relies upon the accuracy and completeness of all such information, does not undertake any duty or responsibility to verify independently any of such information and relies upon us and the Advisor to advise if any material information previously provided becomes inaccurate or was required to be updated during the period of its review. In addition, the Advisor may have some discretion with respect to valuations of certain assets and liabilities, which could affect our NAV. Because the Advisor is paid fees for its services based on our NAV, the Advisor could be motivated to influence our NAV and NAV procedures such that they result in an NAV exceeding realizable value, due to the impact of higher valuations on the compensation to be received by the Advisor. The Advisor may also benefit by us retaining ownership of our assets at times when our stockholders may be better served by the sale or disposition of our assets in order to avoid a possible reduction in our NAV that could result from a distribution of the proceeds.

We also compensate our Independent Valuation Firm, independent appraisers and other parties involved in the determination of our daily NAV, as described in “Net Asset Value Calculation and Valuation Procedures.” The compensation we pay to these parties has been approved by a majority of our independent directors and is based on standard market terms, which are not based on the valuations of our assets and liabilities.

Conflict Resolution Procedures

We are subject to potential conflicts of interest arising out of our relationship with the Advisor and its affiliates. These conflicts may relate to compensation arrangements, the allocation of investment opportunities, the terms and conditions on which various transactions might be entered into by us and the Advisor or its affiliates and other situations in which our interests may differ from those of the Advisor or its affiliates. The procedures set forth below have been adopted by us to address these potential conflicts of interest.

Independent Directors

Our independent directors, acting as a group, will resolve potential conflicts of interest whenever they determine that the exercise of independent judgment by the board of directors or the Advisor or its affiliates could reasonably be compromised.

However, the independent directors may not take any action which, under Maryland law, must be taken by the entire board or which is otherwise not within their authority. The independent directors, as a group, are authorized to retain their own legal and financial advisors. Among the matters we expect the independent directors to review and act upon are:

•	the continuation, renewal or enforcement of our agreements with the Advisor and its affiliates, including the Advisory Agreement and the agreement with the dealer manager;

•	transactions with affiliates, including our directors and officers; and

•	awards under the equity incentive plans.
Those conflict of interest matters that cannot be delegated to the independent directors, as a group, under Maryland law must be acted upon by both the board of directors and the independent directors.

Compensation Involving the Advisor and its Affiliates

The independent directors evaluate at least annually whether the compensation that we contract to pay to the Advisor and its affiliates is reasonable in relation to the nature and quality of services performed and that such compensation is within the limits prescribed by our charter. The independent directors supervise the performance of the Advisor and its affiliates and the compensation we pay to them to determine that the provisions of our compensation arrangements are being carried out. This evaluation is based on the factors set forth below as well as any other factors deemed relevant by the independent directors:

•	the amount of fees paid to the Advisor in relation to the size, composition and performance of our investments;

•	the success of the Advisor in generating investments that meet our investment objectives;

•	rates charged to other externally advised REITs and other similar investors by advisors performing similar services;

•	additional revenues realized by the Advisor and its affiliates through their relationship with us, whether we pay them or they are paid by others with whom we do business;

•	the quality and extent of the services and advice furnished by the Advisor;

•	the performance of our investments, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and

•	the quality of our investment portfolio in relation to the investments generated by the Advisor for its own accounts.
Acquisitions

We will not purchase or lease real properties in which the Sponsor, the Advisor, any of our directors or any of their respective affiliates has an interest without a determination by a majority of the directors not otherwise interested in the transaction (including a majority of the independent directors not otherwise interested in the transaction) that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the Sponsor, the Advisor, such director or such affiliate unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. In no event will we acquire any such property at an amount in excess of its appraised value. We will not sell or lease real properties to the Sponsor, the Advisor, any of our directors or any of their respective affiliates unless a majority of the directors not otherwise interested in the transaction (including a majority of the independent directors not otherwise interested in the transaction) determine that the transaction is fair and reasonable to us.

Our charter provides that the consideration we pay for real property will ordinarily be based on the fair market value of the property as determined by a majority our directors, or the approval of a majority of a committee of the board of directors. In cases in which a majority of our independent directors so determine, and in all cases in which real property is acquired from the Sponsor, the Advisor, any of our directors or any of their respective affiliates, the fair market value shall be determined by an independent appraiser selected by our independent directors.

Mortgage Loans

Our charter prohibits us from investing in or making mortgage loans in which the transaction is with the Sponsor, the Advisor, our directors or any of their respective affiliates unless an independent expert appraises the underlying property. We must keep the appraisal for at least five years and make it available for inspection and duplication by any of our stockholders. In addition, we must obtain a mortgagee’s or owner’s title insurance policy or commitment as to the priority of the mortgage or the condition of the title. Our charter prohibits us from making or investing in any mortgage loans that are subordinate to any lien or other indebtedness of the Sponsor, the Advisor, our directors, our officers or any of their affiliates.

Issuance of Options and Warrants

Our charter prohibits the issuance of options or warrants to purchase our common stock to the Sponsor, the Advisor, our directors or any of their respective affiliates (i) except on the same terms as such options or warrants are sold to the general public and (ii) in excess of an amount equal to 10% of our outstanding common stock on the date of grant.

Repurchase of Shares of Common Stock

Our charter prohibits us from paying a fee to the Sponsor, the Advisor, our directors or any of their respective affiliates in connection with our repurchase or redemption of our common stock.

Loans and Expense Reimbursements

Except with respect to certain mortgage loans as described above or loans to wholly owned subsidiaries, we will not make any loans to the Sponsor, the Advisor or to our directors or any of their respective affiliates. In addition, we will not borrow from these parties unless a majority of the directors not otherwise interested in the transaction (including a majority of the independent directors not otherwise interested in the transaction) approve the transaction as being fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties. These restrictions on loans will only apply to advances of cash that are commonly viewed as loans, as determined by the board of directors. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought, nor would the prohibition limit our ability to advance reimbursable expenses incurred by directors or the Advisor or its affiliates.

In addition, our directors and officers, the Sponsor, the Advisor and its affiliates shall be entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of us or joint ventures in which we are a joint venture partner, subject to the limitation on reimbursement of operating expenses to the extent that they exceed the greater of 2% of our average invested assets or 25% of our net income, as described in this prospectus under the caption “The Advisor and the Advisory Agreement-The Advisory Agreement.”

Voting of Shares of Common Stock

Under our charter, the Advisor, each director and any of their affiliates may not vote their shares of common stock regarding (i) the removal of any of the Advisor, our directors or any of their affiliates or (ii) any transaction between them and us.

 Allocation of Leasing Opportunities

The Sponsor and the Advisor have implemented lease allocation guidelines to assist with the process of the allocation of leases when we and certain other entities to which affiliates of the Advisor are providing certain advisory services have potentially competing properties with respect to a particular customer. Pursuant to the lease allocation guidelines, if we have an opportunity to bid on a lease with a prospective customer and one or more of these other entities has a potentially competing property, then, under certain circumstances, we may not be permitted to bid on the opportunity and in other circumstances, we and the other entities will be permitted to participate in the bidding process. The lease allocation guidelines are overseen by a joint management committee which includes certain representatives of our management team and other representatives associated with other entities to which affiliates of the Advisor are providing similar services.

Allocation of Investment Opportunities

Certain direct or indirect owners, managers, employees and officers of the Advisor are presently, and may in the future be, involved with other programs and business ventures and may have conflicts of interest in allocating their time, services, functions and investment opportunities among us and other real estate programs or business ventures that such direct or indirect owners, managers, employees and officers organize or serve. The Advisor has informed us that it will employ sufficient staff to be fully capable of discharging its responsibilities to us in light of the other real estate programs that from time to time will be advised or managed by its direct or indirect owners, managers, employees and officers.

In the event that an investment opportunity becomes available which, in the discretion of the Advisor, may be suitable for us, the Advisor will examine various factors and will consider whether under such factors the opportunity is equally suitable for us and one or more programs sponsored or advised by an affiliate of the Sponsor. In determining whether or not an investment opportunity is suitable for us or another such program, the Advisor shall examine, among others, the following factors as they relate to us and each other program (the “Allocation Factors”):

•	Overall investment objectives, strategy and criteria, including product type and style of investing (for example, core, core plus, value-add and opportunistic);

•	The general real property sector or debt investment allocation targets of each program and any targeted geographic concentration;

•	The cash requirements of each program;

•	The strategic proximity of the investment opportunity to other assets;

•	The effect of the acquisition on diversification of investments, including by type of property, geographic area, customers, size and risk;

•	The policy of each program relating to leverage of investments;

•	The effect of the acquisition on loan maturity profile;

•	The effect on lease expiration profile;

•	Customer concentration;

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The effect of the acquisition on ability to comply with any restrictions on investments and indebtedness contained in applicable governing documents, SEC filings, contracts or applicable law or regulation;

•	The effect of the acquisition on the applicable entity’s intention not to be subject to regulation under the Investment Company Act;

•	Legal considerations, such as ERISA and FIRPTA, that may be applicable to specific investment platforms;

•	The financial attributes of the investment;

•	Availability of financing;

•	Cost of capital;

•	Ability to service any debt associated with the investment;

•	Risk return profiles;

•	Targeted distribution rates;

•	Anticipated future pipeline of suitable investments;

•	Expected holding period of the investment and the applicable entity’s remaining term;

•	Whether the applicable entity still is in its fundraising and acquisition stage, or has substantially invested the proceeds from its fundraising stage;

•	Whether the applicable entity was formed for the purpose of making a particular type of investment;

•	Affiliate and/or related party considerations;

•	The anticipated cash flow of the applicable entity and the asset;

•	Tax effects of the acquisition, including on REIT or partnership qualifications;

•	The size of the investment; and

•	The amount of funds available to each program and the length of time such funds have been available for investment.
In the event that our investment objectives overlap with those of another such program and the opportunity is equally suitable for us and the other program, then the Advisor will utilize a reasonable allocation method to determine which investments are presented to our board of directors as opposed to the board of directors of such other program. Our board of directors, including the independent directors, has a duty to ensure that the method used by the Advisor for the allocation of investments by two or more programs sponsored or advised by affiliates of the Sponsor seeking to acquire similar types of investments shall be reasonable. The Advisor is required to obtain and provide to our board of directors the necessary information to make this determination.

If a subsequent development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of the Advisor, to be more appropriate for a program other than the program that committed to make the investment, the Advisor may determine that another program sponsored or advised by an affiliate of the Sponsor may make the investment.

In light of the fact that the IPT Advisor or its affiliates will be sourcing industrial real estate opportunities for us, IPT, ILT, the BTC Fund and other funds or investment vehicles advised by affiliates of the Sponsor or the Advisor with capital available to invest (the “Applicable Vehicles”), we have agreed that to the extent a potential investment meets the current investment strategy, including portfolio objectives, diversification goals, return requirements and investment timing, for both us and another Applicable Vehicle, such investment shall be allocated by the IPT Advisor or its affiliates among the Applicable Vehicles on a rotational basis that the Sponsor and its affiliates determines to be fair and reasonable to the Applicable Vehicles. Generally, the investment will be allocated to the Applicable Vehicle that has gone the longest without being allocated an industrial investment opportunity. Exceptions may be made to the general rotation policy for (x) transactions necessary to accommodate an exchange pursuant to Section 1031 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), (y) characteristics of a particular investment or Applicable Vehicle, such as adjacency to an existing asset, legal, regulatory or tax concerns or benefits, portfolio balancing or other Allocation Factors listed above, which make the investment more advantageous to one of the Applicable Vehicles, or (z) exclusivity, rotation or other priority (each, a “Special Priority”) granted to a particular fund now or in the future, such as the Special Priority that has been granted to the BTC Fund for all industrial development opportunities, or in order to reach certain minimum allocation levels with respect to an Applicable Vehicle. IPT’s Special Priority with respect to the BTC Fund for all industrial development opportunities is the only currently existing Special Priority; however, the Sponsor or its affiliates may grant additional Special Priorities for property types in the future and from time to time.

The Sponsor may modify its overall allocation policies from time to time. Any changes to the Sponsor’s allocation policies will be timely reported to our Conflicts Resolution Committee. The Advisor will be required to provide information to our board of directors on a quarterly basis to enable our board of directors, including the independent directors, to determine whether such procedures are being fairly applied. One of our independent directors, Mr. Charles Duke, is also an independent director for IPT and ILT. If there are any transactions or policies affecting us and IPT or ILT, Mr. Duke will recuse himself from making any such decisions for as long as he holds both positions.

These allocation procedures may result in investment opportunities that are attractive to us being directed to another entity sponsored or advised by affiliates of the Sponsor and the Advisor. In addition, entities sponsored or advised by affiliates of the Sponsor may sponsor or advise additional real estate funds or other ventures now and in the future. The result of the creation of such additional funds may be to increase the number of parties who have the right to participate in, or have priority with respect to, investment opportunities sourced by the Sponsor or its affiliates, thereby reducing the number of investment opportunities available to us. Additionally, this may result in certain asset classes being unavailable for investment by us, or being available only after one or more other real estate funds have first had the opportunity to invest in such assets.

To the extent that a product specialist affiliated with the Advisor or another of Advisor’s affiliates or related entities becomes aware of an investment opportunity that is suitable for us, it is possible that we may, pursuant to the terms of any agreement with such entity, co-invest equity capital in the form of a joint venture. Any such joint venture will require the approval of a majority of the board of directors, including a majority of the independent directors.

The Advisor has entered into and may continue to enter into product specialist agreements or other arrangements with its affiliates and other related entities that have specialized expertise in specific areas of real property or real estate-related debt and securities to assist the Advisor in connection with identifying, evaluating and recommending potential investments, performing due diligence, negotiating purchases and managing our assets on a day-to-day basis.

Any of the Advisor’s product specialist and joint venture agreements with its affiliate(s) may also require that such affiliate(s) provide the Advisor, on a quarterly basis and/or upon reasonable request, such reasonable information required by our board of directors, including our independent directors, to determine whether our conflicts resolution procedures are being fairly applied.